VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

05013444

7 December 2005

SEC MAIL RECEIVED
DEC 1 9 2005
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

SUPPL

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
<u>Corporate Administrator</u>

PROCESSED
DEC 2 1 2005
THOMSON
FINANCIAL

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

15 November 2004

SPECIAL DIVIDEND

**FURTHER IMPLEMENTATION OF
CAPITAL MANAGEMENT OBJECTIVES - ORDINARY SHARE BUY-BACK**

Following the closing of the financial restructure of the Village Roadshow Pictures Group announced on 12 October 2005, the Directors of Village Roadshow Limited have completed a comprehensive review of the Company's financial position.

In addition, the Directors (other than Messrs R Kirby, J Kirby and G Burke, who are directors of Village Roadshow Corporation Limited ("VRC"), the controlling shareholder of the Company) have met to discuss and review the Company's capital management objectives referred to in the Company's announcement of 18 October 2004.

The Directors (excluding those Directors who are also directors of VRC) have today reaffirmed these capital management objectives.

In brief these can be summarized as follows:

- the overall capital management objective is to create a more efficient capital structure;
- the Directors are of the view that the Company's current capital structure has been a significant impediment to the reflection of the Company's underlying value in share market prices for both ordinary and preference shares;
- the Directors also believe that the current capital structure has the effect of inhibiting the distribution of income on a consistent and sustainable basis to holders of both ordinary and preference shares which thereby reduces the investment appeal of both classes of shares; and

as a result, the Directors believe that over time and as business circumstances permit, a total issued capital in the range of 235m to 285m shares will result in a capital structure that can, when required, at least sustain future dividends on a reasonably consistent basis, subject, of course to the financial performance, capital requirements, business objectives and prospects of the Company in the future.

SPECIAL DIVIDEND

In light of the closing of the re-engineering of the production division and the Company's current financial position, the Directors have today resolved to declare a dividend of

- 7.175 cents per ordinary share; and
- 10.175 cents per A class preference share.

These dividends have been declared as special dividends. They will be fully franked and payments are expected to be despatched to shareholders on 29 November 2005.

The record date to determine entitlements to these dividends will be 24 November 2005.

The dividend will be funded out of the Company's cash reserves and will total approximately A$23.12 million.

In accordance with previous announcements, consideration of future dividends will be made following the review of the audited accounts for the year ending 30 June 2006 and in light of the then current circumstances, including the outcome of the Company's capital management strategy and any new business opportunities.

It is expected that this review will take place at the end of August 2006.

ON-MARKET BUY-BACK OF ORDINARY SHARES

The Directors of Village Roadshow Limited (other than Messrs R Kirby, J Kirby and G Burke, who are directors of VRC), have also resolved that the Company will buy-back up to approximately 16.5 million ordinary shares ("Buy-Back") as part of the implementation of the Company's capital management objectives.

A Form 281 for the buy-back will be lodged with ASIC today.

It is anticipated that the Company will commence the on-market buy back of ordinary shares on Monday 5 December 2005. As this date is after the record date for the special dividend referred to above, any ordinary shares bought back under this buy-back will be ex-dividend.

Shareholder approval is not required for this Buy-Back as it comprises an on-market buy-back falling within the maximum of 10% in 12 months allowed under the *Corporations Act*.

Further details of the proposed buy-back are set out in the ASX "Announcement of Buy-Back" Appendix 3C which will shortly follow this announcement together with the Form 281.

Finance Director, Mr Peter Foo said: "The Company has previously advised that one of its objectives is to reduce the total number of Ordinary and A Class Preference shares on issue down to between 235 million and 285 million shares. Successful completion of this buy-back will reduce the total shares on issue to approximately 260 million shares, which is consistent with the desired range under the Company's capital management objectives."

"Over the last 19 months VRL has bought back over 140 million A Class Preference shares and 66.5 million Ordinary shares. The Directors believe it is appropriate that the number of Ordinary shares on issue now be further reduced."

"In light of the stronger financial position of VRL, the Directors now consider it appropriate to reward shareholders with a fully franked dividend and to enhance earnings per share through an Ordinary share buy-back. VRL's previous buy-backs have enhanced VRL's ability to pay dividends on its outstanding shares."

"Returning funds to shareholders both by way of the special dividends and a buy-back enables the Company to satisfy most of the needs of shareholders. The Company has balanced this with the need to retain sufficient funds to finance its current growth opportunities."

SOURCE OF FUNDS FOR THE BUY-BACK

After providing for payment of the special dividend referred to above, the Company currently has available to it cash deposits of at least $200 million

Based on the current ordinary share price of $2.36, the Buy-Back will require up to approximately $39 million and will be funded out of VRL's cash reserves.

CORPORATE BANKING FACILITY

Any buy-back of ordinary shares requires the approval of the Company's principal banker, ANZ Bank under the Company's corporate banking facility.

The ANZ Bank has given its consent to the Company buying-back up to 10% of its ordinary shares.

The consent is valid until 30 November 2006 and is not subject to any other terms and conditions. In particular, the consent of the ANZ Bank is not subject to any additional financial covenants or security.

FINANCIAL COVENANTS AND SOLVENCY

The Directors have reviewed the financial and other covenants under the Company's relevant banking facilities and have analysed the effect of the special dividend and Buy-Back on the financial condition and solvency of the Company following payment of the special dividend and the Buy-Back.

Management cash flow forecasts and financial covenants for the next 3 years have been considered by the Board. In addition, the Directors have reviewed the contingent liabilities referred to in Notes 23(a)(viii) to (xiii) to the audited financial statements of the Company for the year ended 30 June 2005 ("2005 Financial Statements").

The 2005 Financial Statements were released on 9 September 2005 and are also set out in the 2005 Annual Report which was despatched to shareholders on 25 October 2005.

Based on this review and analysis, the Directors believe that:

- following the payment of the special dividend and the Buy-Back, the Company will be able to continue to meet its financial and other covenants under its relevant banking facilities; and

- the payment of the special dividend and the Buy-Back will not materially prejudice the Company's ability to pay its creditors

FINANCIAL EFFECT OF THE BUY-BACK ON THE COMPANY

Based on an average price for the ordinary shares to be bought back under the Buy-Back being $2.36, the Buy-Back will cost the Company approximately $39 million (including legal, brokerage and other associated costs).

It is important to note that the Buy-Back may occur at an average price above or below $2.36 per Ordinary Share, subject to the Listing Rules.

Since the date of the 2005 Financial Statements (being 9 September 2005), the Company has:

- closed the financial restructure of the Village Roadshow Pictures Group first announced on 27 July 2005;
- sold its entire investment in Village Cinemas Argentina; and
- settled the US legal claims against VRL and other group companies referred to in Note 23(a)(ix) of the 2005 Financial Statements and set out on page 69 of the 2005 Annual Report.

The Directors do not believe that there will be any material adverse effect on the prospects of the Company arising from the Buy-Back.

There is an 'interest cost' related to the cash used for the Buy-Back that would otherwise have been earning interest. This 'interest cost' is not expected to exceed (on an after tax basis) approximately $1.5 million per annum.

Subject to the risks associated with the business and operations of the Company, the Company believes that the only material effect on the Company's financial position as a result of the Buy-Back will be this 'interest cost' and a reduction in net equity of an amount expended by the Company in undertaking the Buy-Back (i.e. a reduction in net equity of approximately $39 million, on the assumption that the ordinary shares are bought back at the price of $2.36 per share). The reduction in issued capital arising from the Buy-Back will have a negligible effect on projected earnings per share (based on all issued shares).

PARTICIPATION OF VRC IN THE BUY-BACK

VRC currently has a relevant interest in approximately 63.53% of the ordinary shares.

VRL will today request VRC to advise the Company whether or not it wishes to participate in the Buy-Back.

Shareholders should note that VRC participated in the buy-back of 43 million ordinary shares announced to ASX on 18 October 2004.

The Company has not yet received any information from VRC as to its intentions in regard to participation in the Buy-Back. In this regard, it should be noted that the directors of the Company who are also directors of VRC, Messrs R Kirby, J Kirby and G Burke:

- did not attend the directors meeting at which it was resolved; and
- did not participate in the decision

to undertake the Buy-Back.

Assuming VRC does not participate in the Buy-Back, VRC's voting power in the Company will increase from approximately 63.53% to:

- 65.13% if 25% of the 16.5 million ordinary shares are bought back under the Buy-Back;
- 66.81% if 50% of the 16.5 million ordinary shares are bought back under the Buy-Back;
- 68.58% if 75% of the 16.5 million ordinary shares are bought back under the Buy-Back; and
- 70.44% if 100% of the 16.5 million ordinary shares are bought back under the Buy-Back.

If, however, VRC does participate in the Buy-Back and 16.5 million ordinary shares are bought back, VRC's voting power in the Company will be:

- 67.72% if it sells 4.125 million ordinary shares into the Buy Back
- 65.00% if it sells 8.25 million ordinary shares into the Buy Back
- unchanged at 63.53% if it sells 10.482 million ordinary shares into the Buy-Back
- 62.28% if it sells 12.375 million ordinary shares into the Buy Back
- 59.66% if it sells 16.35 million ordinary shares into the Buy Back

Listing Rule 10.1 has the effect that the maximum aggregate amount the Company may pay to VRC under the Buy-Back must be less than 5% of the 'equity interests' (as defined in the Listing Rules) of the Company as set out in its audited financial statements for the year ended 30 June 2005 (5% of such 'equity interests' being $38,588,150) unless shareholder approval is obtained for the purposes of that Listing Rule and an independent expert's report is provided to shareholders.

The effect is that, assuming a Buy-Back price of $2.36 per ordinary share, the maximum number of ordinary shares the Company may buy-back from VRC under the Buy-Back is 16,350,911. If the Buy-Back price is less, the number of shares able to be bought back from VRC will be greater and if the Buy-Back price is greater, the number of shares able to be bought back from VRC will be less.

In line with the buy-back of ordinary shares announced on 18 October 2004, the Company will seek a written undertaking from VRC in favour of the Company that VRC will not participate in any buy back of ordinary shares that results in a breach by the Company of Listing Rule 10.1.

CONTINGENT LIABILITIES

As stated above, as part of the review of the financial and other covenants, the Directors have reviewed the contingent liabilities referred to in Notes 23(a)(vii) to (xii). A summary of this review is set out below:

(viii) Claims – General

The Directors do not believe that any update is necessary in respect of this Note;

(ix) Claims – Village Roadshow Pictures (USA) Inc

As announced to ASX on 17 October 2005, these claims have now been settled in full.

(x) Other contingent liabilities – Film Production

The Directors do not believe that any update is necessary in respect of this Note.

(xi) Other contingent liabilities – Income Tax

The Directors do not believe that any update is necessary in respect of this Note.

(xii) Claim received from the service company of Mr Peter Ziegler

The trial concluded in September 2005 and the Company is awaiting judgment.

(xii) Other contingent liabilities – Claim received from Members and former Members of KPMG

The Directors do not believe that any update is necessary in respect of this Note.

Details of Contingent Liabilities

Full details of these contingent liabilities are set out on pages 69 and 70 of the 2005 Annual Report. A copy of the 2005 Annual Report can be found on the Company's website (www.villageroadshow.com.au) and the ASX website (www.asx.com.au)

ADDITIONAL INFORMATION

Since the issue of the 2005 Financial Statements on 9 September 2005, the following announcements have been made to ASX in respect of the Company:

- This announcement – 15 November 2005
- Cancellation of shares : Form 484 for Employee Share Scheme – 26 October 2005
- Mail out Annual Report/Notice of AGM/proxy – 25 October 2005
- Daily & Final Share Buy-Back Notices : Employee Share Scheme – 25 October 2005
- Argentina Sale and US legal claim settled – 17 October 2005
- Production division restructure completed – 12 October 2005
- Appendix 3C : Announcement of Employee Share Scheme buy-back – 10 October 2005
- Change in substantial holding in Austereo Group Limited (lodged by VRL and VRC) – 6 October 2005
- Change in Director's Interest Notice (W. J. Conn) – 5 October 2005
- Change in Director's Interest Notice (W. J. Conn) – 29 September 2005
- Change in substantial holding in Austereo Group Limited (lodged by VRL and VRC) – 27 September 2005

Copies of each of these as well as 2005 Financial Statements and the 2005 Annual Report are available on the ASX website (www.asx.com.au)

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares
3	Voting rights *(eg, one for one)*	Voting (one for one)
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	168,116,982
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement to ASX on 15 November 2005

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in 7. above and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Equities (Australia) Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	16,500,000 Ordinary shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	5 December 2005 to 30 November 2006
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 15 November 2005
Company Secretary

Print name: S L Driscoll
== == == == ==

\+ See chapter 19 for defined terms.

ASIC registered agent number

lodging party or agent name R Cosentino

office, level, building name or PO Box no.

street number & name 206 Bourke Street

suburb/city Melbourne state/territory Vic postcode 3000

telephone (03)9667 6534

facsimile (03)9653 1931

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED

A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	**Buy back details** fill in details for the type of buy back selected	**When is this form required**
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back 05/ 12 /05 to 30/ 11 /06	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name SHAUN L DRISCOLL capacity SECRETARY

sign here date 15 / 11 /05

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

* the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
* in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

* if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
* if it is not - the agreement is entered into (S. 257F).

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

15 November 2005

ORDINARY SHARE BUY-BACK – INTENTIONS OF VILLAGE ROADSHOW CORPORATION LIMITED

Village Roadshow Ltd ("VRL") refers to today's announcement regarding a special dividend and the proposed on-market buy-back of Ordinary shares.

VRL has today requested Village Roadshow Corporation Limited ("VRC"), the controlling shareholder of VRL, to advise whether or not it wishes to participate in the buy-back.

The Company has now received written confirmation from VRC that it intends to participate in the buy-back for up to 10% of its Ordinary shareholding in VRL to a maximum of 10 million Ordinary shares.

VRL further confirms it has received a written undertaking from VRC that it will not participate in any buy-back of Ordinary shares that results in a breach by VRL of Listing Rule 10.1.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WILLIAM JOHN CONN
Date of last notice	5 October 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 November 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Name of Director: **WILLIAM JOHN CONN**
Name of Company: **VILLAGE ROAD OW LIMITED**
Name and Type of Security: **ORDINARY SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
W J Conn	62,863	62,863			
Clevedon Pty Ltd	128,700	128,700			Director and shareholder of Clevedon Pty Ltd
TOTAL		191,563			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		0			

FILE NO. 82-4519

Name of Director: **WILLIAM JOHN CONN**
Name of Company: **VILLAGE ROAD OW LIMITED**
Name and Type of Security: **A CLASS PREFERENCE SHARES**

DIRECTORS INTERESTS IN SECURITIES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
W J Conn	19,130	19,130			
Clevedon Pty Ltd	421,920				Director and shareholder of Clevedon Pty Ltd
	(78,289)		15-Nov-05	$2.34	On-market sale
	(8,000)		16-Nov-05	$2.34	On-market sale
	(77,541)		17-Nov-05	$2.32	On-market sale
		258,090			
TOTAL		**277,220**			

DIRECTORS INTERESTS IN CONTRACTS FOR SHARES

Name of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
TOTAL		**0**			

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

CHAIRMAN'S ADDRESS TO

VILLAGE ROADSHOW LIMITED

ANNUAL GENERAL MEETING

25 NOVEMBER, 2005

Ladies & Gentlemen, let me now take this opportunity to give you a summary of the year and current trading and activity in your company.

Our net profit for the year was $40.7m which was which was down from $52.2m the previous year. However, total earnings per share increased 5% largely due to the ongoing restructure of our share capital base. This is also reflected in a very pleasing market re-evaluation of Village Roadshow and significantly increased preference and ordinary share prices.

As announced last week, this successful process of share capital restructure will continue with a proposed 10% on-market buy back of ordinary shares. We have also announced a fully franked special dividend of 10.175¢ on preference shares and 7.175¢ on ordinary shares, which will be in your hands next week.

These initiatives are now appropriate because of the strength of the Village Roadshow balance sheet and particularly our current levels of cash reserves.

Let me briefly reflect on the status of each of our businesses.

Cinema exhibition we often call our foundation business; our historical base. We have seen many cycles of challenge and opportunity over the years and certainly this last year has been tough. We know piracy is undermining our cinema market and exacerbated by a disappointing run of film product. We expect a significant up-lift in cinema with the release of very strong summer product, headlined by *KING KONG* and *HARRY POTTER*; followed later in the financial year by the *DA VINCI CODE, THE PIRATES OF THE CARRIBEAN 2,* etc.

We remain committed to the future of cinema, especially true entertainment destinations, such as our two new Village World complexes opening in Greece this month. These incorporate Gold Class, art cinemas, Village Bowling and Cafes. We are also actively exploring the opportunity to expand stand alone Gold Class Cinemas. Into the next 3 to 5 years cinema will finally enter the digital age and we will adjust and adapt to these new economics and opportunities.

Film distribution has had a stellar year driven by the DVD phenomenon. Whilst this growth will level out as penetration peaks, it is still impressive. Roadshow is committed to the new avenues of film exploitation; particularly video on demand.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Under Roadshow we are also looking at expanding opportunities in Australian film production. It is our belief that a properly funded Australian film production company that manages the risk reward ratio appropriately, can be very successful. A number of important projects are already under consideration.

In film production we have begun a strategic partnership with the Crescent Group. Your board is confident this fundamental restructure will create new and dynamic opportunities for this successful business.

We are currently investigating an expansion of our production financing as well as looking at the area of lower budget films applying the same portfolio approach.

We have recently enjoyed the world wide success of *CHARLIE AND THE CHOCOLATE FACTORY*, which has grossed $480m in box office takings so far.

The theme parks are undergoing a transformation. Here at Warner Bros. Movie World the Shrek 4D film and the sensational Superman Coaster (opening in December) will give this park a massive boost in 2006. Wet'n'Wild is already Australia's largest water park, and our recent enormous investment in the world's best new rides and facilities will ensure its continued growth.

An exciting and most eagerly awaited night-time attraction, the Australian Outback Spectacular, is expected to open in April next year. This venture has been on the drawing board for some 8 years. While it will appeal to a large number of international visitors as a quintessential Australian experience, surveys of the domestic market indicate even stronger potential visitation by Australians. I am sure you, our shareholders, will enjoy and be proud of this Australian entertainment experience.

We are also looking to take our successful format to the international world and are exploring a number of opportunities off shore, including Singapore and Athens. In fact I am pleased to announce that we are one of only four companies on the Government short list for the next phase of the Athens tender.

Radio has continued to trade with strength in a very complex competitive market. The current ratings are excellent and it is particularly pleasing we have retained dominance in the revenue critical market of Sydney. Austereo has reinforced its national leadership attracting the largest radio audiences Australia wide.

Finally, on a routine corporate governance matter, let me note that the Company has changed the scope of its "close window" trading period for shares for directors and executives of the Company to one month. This updates our policy as reflected on page 39 of the Annual Report and is considered an acceptable and appropriate limit without being unduly restrictive. Of course, all directors and "designated officers" will continue to be subject to the Company's mandatory practice of not trading in the Company's shares when they are potentially in possession of materially price sensitive information. The revised text of this policy will be put up on our website in the usual manner.

Ladies & Gentlemen, your Village Roadshow now faces the future with optimism and opportunity. We know intimately the challenges of our businesses; we know our assets and strengths. We have the best and absolutely world class people within our group. Our clear focus is on the next five years. Watch this space and you will see new engines of growth driving the value of Village Roadshow forward.

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

25 November 2005

Manager, Companies Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Pursuant to Listing Rule 3.13.2, we confirm that all resolutions put to the annual general meeting of shareholders today were duly passed.

The following information is provided in accordance with S251AA of the Corporations Act:

Resolution B(i) – Re-election of J R Kirby

In respect to resolution B(i), the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	112,117,532
• Votes where the proxy was directed to vote 'against' the resolution	11,379,402
• Votes where the proxy may exercise a discretion how to vote	388,190

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 52,332

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution B(ii) – Re-election of P M Harvie

In respect to resolution B(ii), the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	112,151,187
• Votes where the proxy was directed to vote 'against' the resolution	11,348,947
• Votes where the proxy may exercise a discretion how to vote	388,190

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 49,132

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution B(iii) – Election of P D Jonson

In respect to resolution B(iii), the total number of votes exercisable by all validly appointed proxies and voted was:

- Votes where the proxy was directed to vote 'for' the resolution 123,357,683
- Votes where the proxy was directed to vote 'against' the resolution 143,940
- Votes where the proxy may exercise a discretion how to vote 387,001

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 48,832

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution C – Adoption of the Remuneration Report

In respect to resolution C, the total number of votes exercisable by all validly appointed proxies and voted was:

- Votes where the proxy was directed to vote 'for' the resolution 111,961,424
- Votes where the proxy was directed to vote 'against' the resolution 11,516,833
- Votes where the proxy may exercise a discretion how to vote 392,886

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 66,313

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution D – Issue of shares to P E Foo

In respect to resolution D, the total number of votes exercisable by all validly appointed proxies and voted was:

- Votes where the proxy was directed to vote 'for' the resolution 111,613,470
- Votes where the proxy was directed to vote 'against' the resolution 11,915,191
- Votes where the proxy may exercise a discretion how to vote 376,601

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 32,194

The resolution was duly passed on a show of hands as an ordinary resolution.

Resolution E – Financial assistance to P E Foo

In respect to resolution E, the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	111,606,630
• Votes where the proxy was directed to vote 'against' the resolution	11,899,991
• Votes where the proxy may exercise a discretion how to vote	387,101

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 43,734

Resolution E was carried as a special resolution on a poll, the details of which are:

• The number of votes cast 'for' the resolution	113,439,289
• The number of votes cast 'against' the resolution	11,985,554

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was 43,734

The percentage of the votes cast 'for' the resolution was 90.44%.

Shaun Driscoll
Co Company Secretary